# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Caesarstone Ltd., CIK 0001504379
CUSIP: M20598104
Title of class of securities: Ordinary Shares, Par Value NIS 0.04 Per Share
Address of issuer's principal executive offices: Kibbutz Sdot-Yam, MP Menashe, Israel (L3), 3780-400
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0001569721
Persons authorized to receive notices and communications: Ms. Tom Pardo Izhaki, Mifalei Sdot-Yam Agri. Coop. Soc. Ltd., Kibbutz Sdot-Yam, MP Menashe, Israel (L3), 3780400, 972-4-6109250

## Reporting persons
- Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (CIK 0001569721): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 10,440,000; shared voting power 0; sole dispositive power 10,440,000; shared dispositive power 0; aggregate amount beneficially owned 10,440,000 (30.19% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, Par Value NIS 0.04 Per Share
Name of issuer: Caesarstone Ltd.
Address of issuer's principal executive offices: Kibbutz Sdot-Yam, MP Menashe, Israel (L3), 3780-400
Comment: The undersigned, Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. ("Mifalei Sdot-Yam" or the "Reporting Person"), hereby files this Amendment No. 5 to Schedule 13D (the "Amendment"), which amends the Schedule 13D filed by the Reporting Person on September 14, 2016, the Amendment No. 1 to Schedule 13D filed by the Reporting Person on October 27, 2016, the Amendment No. 2 to Schedule 13D filed by the Reporting Person on February 21, 2018, the Amendment No. 3 to Schedule 13D filed by the Reporting Person on October 28, 2019, and the Amendment No. 4 to Schedule 13D filed by the Reporting Person on September 19, 2023 (collectively, the "Schedule 13D, as amended"), with respect to the Ordinary Shares, par value NIS 0.04 per share (the "Ordinary Shares"), of Caesarstone Ltd., an Israeli company ("Caesarstone"). The Amendment amends and restates Items 4, 5 and 6 of the Schedule 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D, as amended, is hereby amended and supplemented as follows:

On September 1, 2026, the Shareholders Agreement entered into on September 18, 2023, by and among Mifalei Sdot-Yam, Tene Investment in Projects 2016, L.P., Tene Growth Capital III PFF, L.P., and Tene Growth Capital III PFF (Parallel), L.P., as described in Item 4 of Amendment No. 4 to the Schedule 13D, as amended, terminated in accordance with its terms.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D, as amended, is hereby supplemented as follows:

The calculations included herein are based on a total of 34,577,075 Ordinary Shares outstanding on February 27, 2026, as reported by Caesarstone in its Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on March 4, 2026.

As of September 23, 2026, Mifalei Sdot-Yam beneficially owns 10,440,000 Ordinary Shares, representing approximately 30.19% of the Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D, as amended, is hereby supplemented as follows:

Mifalei Sdot-Yam has sole voting and dispositive power over the Ordinary Shares set forth in Item 5(a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D, as amended, is hereby amended and supplemented as follows:

The information set forth in Item 4 of the Amendment is hereby incorporated by reference into this Item 6.

## Signatures
- Mifalei Sdot-Yam Agricultural Cooperative Society Ltd.: /S/ Aviv Ben Horin, Chief Executive Officer (09/23/2026)